SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2016

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                            Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]                                 No  [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                .

QUARTERLY REPORT

Quarter Ended June 30, 2016

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.67.51, as published by Federal Reserve Board of Governors on June 30, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2016	June 30, 2016	March 31, 2016

		Convenience translation into U.S.$ (See Note 2.(d))
ASSETS
Current assets
Cash and cash equivalents	5	U.S.$94	Rs.6,334	Rs.4,921
Other investments	6	285	19,244	35,034
Trade and other receivables		526	35,499	41,306
Inventories	7	414	27,922	25,578
Derivative financial instruments	9	1	88	175
Current tax assets		19	1,264	1,664
Other current assets		173	11,685	11,010

Total current assets		U.S.$1,511	Rs.102,036	Rs.119,688

Non-current assets
Property, plant and equipment	10	U.S.$814	Rs.54,951	Rs.53,961
Goodwill	11	57	3,848	3,848
Other intangible assets	12	362	24,436	20,796
Investment in equity accounted investees		21	1,385	1,309
Other investments – non-current	6	29	1,941	1,988
Deferred tax assets		87	5,876	4,997
Other non-current assets		16	1,052	1,063

Total non-current assets		U.S.$1,385	Rs.93,489	Rs.87,962

Total assets		U.S.$2,896	Rs.195,525	Rs.207,650

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$188	Rs.12,723	Rs.12,300
Derivative financial instruments	9	1	58	108
Current tax liabilities		32	2,154	2,581
Short-term borrowings	13	395	26,668	22,718
Long-term borrowings, current portion	13	2	117	110
Provisions		65	4,393	4,759
Other current liabilities		312	21,096	22,070

Total current liabilities		U.S.$996	Rs.67,209	Rs.64,646

Non-current liabilities
Long-term borrowings, excluding current portion	13	U.S.$161	Rs.10,847	Rs.10,685
Provisions – non-current		1	52	55
Deferred tax liabilities		11	776	767
Other non-current liabilities		37	2,529	3,161

Total non-current liabilities		U.S.$210	Rs.14,204	Rs.14,668

Total liabilities		U.S.$1,206	Rs.81,413	Rs.79,314

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2016	June 30, 2016	March 31, 2016

		Convenience translation into U.S.$ (See Note 2.(d))
Equity
Share capital	16	U.S.$12	Rs.828	Rs.853
Share premium		102	6,907	22,601
Share based payment reserve		17	1,169	1,100
Retained earnings		1,494	100,838	99,550
Other components of equity		65	4,370	4,232

Total equity		U.S.$1,690	Rs.114,112	Rs.128,336

Total liabilities and equity		U.S.$2,896	Rs.195,525	Rs.207,650

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		For the three months ended June 30,
Particulars	Note	2016	2016	2015

		Convenience translation into U.S.$ (See Note 2.(d))
Revenues		U.S.$479	Rs.32,345	Rs.37,578
Cost of revenues		210	14,167	14,631

Gross profit		269	18,178	22,947

Selling, general and administrative expenses		182	12,284	10,973
Research and development expenses		71	4,802	4,387
Other (income)/expense, net	14	(1)	(96)	(125)

Total operating expenses		252	16,990	15,235

Results from operating activities		18	1,188	7,712
Finance income		9	593	585
Finance expense		(2)	(148)	(369)

Finance (expense)/income, net	15	7	445	216
Share of profit of equity accounted investees, net of tax		1	74	49

Profit before tax		25	1,707	7,977
Tax expense	19	7	444	1,720

Profit for the period		19	1,263	6,257

Attributable to:
Equity holders of the Company		19	1,263	6,257
Non-controlling interest		-	-	-

Profit for the period		U.S.$19	Rs.1,263	Rs.6,257

Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$0.11	Rs.7.45	Rs.36.71
Diluted earnings per share of Rs.5/- each		U.S.$0.11	Rs.7.43	Rs.36.58

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2016	2016	2015

	Convenience translation into U.S.$ (See Note 2.(d))
Profit for the period	U.S.$19	Rs.1,263	Rs.6,257
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:	-	-	-
Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$1	Rs.65	Rs.1,211
Foreign currency translation adjustments	(4)	(269)	206
Effective portion of changes in fair value of cash flow hedges, net	5	357	160
Tax on items that may be reclassified subsequently to profit or loss	(0)	(15)	(350)

Total items that may be reclassified subsequently to profit or loss	U.S.$2	Rs.138	Rs.1,227

Other comprehensive income for the period, net of tax	U.S.$2	Rs.138	Rs.1,227

Total comprehensive income for the period	U.S.$21	Rs.1,401	Rs.7,484

Attributable to:
Equity holders of the Company	21	1,401	7,484
Non-controlling interests	-	-	-

Total comprehensive income for the period	U.S.$21	Rs.1,401	Rs.7,484

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Number of shares	Share capital	Share premium	Fair value reserve	Share based payment reserve

Balance as of April 1, 2016 (A)	170,607,653	Rs.853	Rs.22,601	Rs.1,034	Rs.1,100
Total comprehensive income
Profit for the period	-	Rs.-	Rs.-	Rs.-	Rs.-
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.27	-	-	-	38	-
Foreign currency translation adjustments, net of tax expense of Rs.0	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.12	-	-	-	-	-

Total comprehensive income (B)	-	Rs.-	Rs.-	Rs.38	Rs.-

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	-	Rs.-	Rs.-	Rs.-	Rs.-
Buyback of equity shares(1)	(5,077,504)	(25)	(15,669)	-	-
Share based payment expense	-	-	-	-	69
Transfer to capital redemption reserve	-	-	(25)	-	-

Total contributions and distributions	(5,077,504)	Rs.(25)	Rs.(15,694)	Rs.-	Rs.69

Changes in ownership interests	-	Rs.-	Rs.-	Rs.-	Rs.-

Total transactions with owners of the Company (C)	(5,077,504)	Rs.(25)	Rs.(15,694)	Rs.-	Rs.69

Balance as of June 30, 2016 [(A)+(B)+(C)]	165,530,149	Rs.828	Rs.6,907	Rs.1,072	Rs.1,169

Convenience translation into U.S.$ (See Note 2.(d))		U.S.$12	U.S.$102	U.S.$16	U.S.$17

Balance as of April 1, 2015 (D)	170,381,174	Rs.852	Rs.22,178	Rs.1,141	Rs.1,081
Total comprehensive income
Profit for the period	-	Rs.-	Rs.-	Rs.-	Rs.-
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.300	-	-	-	911	-
Foreign currency translation adjustments, net of tax benefit of Rs.5	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.55	-	-	-	-	-

Total comprehensive income (E)	-	Rs.-	Rs.-	Rs.911	Rs.-

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	176,748	Rs.1	Rs.328	Rs.-	Rs.(328)
Share based payment expense	-	-	-	-	98

Total contributions and distributions	176,748	Rs.1	Rs.328	Rs.-	Rs.(230)

Changes in ownership interests	-	Rs.-	Rs.-	Rs.-	Rs.-

Total transactions with owners of the Company (F)	176,748	Rs.1	Rs.328	Rs.-	Rs.(230)

Balance as of June 30, 2015 [(D)+(E)+(F)]	170,557,922	Rs.853	Rs.22,506	Rs.2,052	Rs.851

[Continued on next page]

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Foreign currency translation reserve	Hedging reserve	Retained earnings	Actuarial gains / (losses)	Total

Balance as of April 1, 2016 (A)	Rs.4,424	Rs.(822)	Rs.99,550	Rs.(404)	Rs.128,336
Total comprehensive income
Profit for the period	Rs.-	Rs.-	Rs.1,263	Rs.-	Rs.1,263
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.27	-	-	-	-	38
Foreign currency translation adjustments, net of tax expense of Rs.0	(269)	-	-	-	(269)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.12	-	369	-	-	369

Total comprehensive income (B)	Rs.(269)	Rs.369	Rs.1,263	Rs.-	Rs.1,401

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.-	Rs.-	Rs.-	Rs.-	Rs.-
Buyback of equity shares(1)	-	-	-	-	(15,694)
Share based payment expense	-	-	-	-	69
Transfer to capital redemption reserve	-	-	25	-	-

Total contributions and distributions	Rs.-	Rs.-	Rs.25	Rs.-	Rs.(15,625)

Changes in ownership interests	Rs.-	Rs.-	Rs.-	Rs.-	Rs.-

Total transactions with owners of the Company (C)	Rs.-	Rs.-	Rs.25	Rs.-	Rs.(15,625)

Balance as of June 30, 2016 [(A)+(B)+(C)]	Rs.4,155	Rs.(453)	Rs.100,838	Rs.(404)	Rs.114,112

Convenience translation into U.S.$ (See Note 2.(d))	U.S.$62	U.S.$(7)	U.S.$1,494	U.S.$(6)	U.S.$1,690

Balance as of April 1, 2015 (D)	Rs.4,455	Rs.(1,765)	Rs.83,643	Rs.(283)	Rs.111,302
Total comprehensive income
Profit for the period	Rs.-	Rs.-	Rs.6,257	Rs.-	Rs.6,257
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.300	-	-	-	-	911
Foreign currency translation adjustments, net of tax benefit of Rs.5	211	-	-	-	211
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.55	-	105	-	-	105

Total comprehensive income (E)	Rs.211	Rs.105	Rs.6,257	Rs.-	Rs.7,484

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.-	Rs.-	Rs.-	Rs.-	Rs.1
Share based payment expense	-	-	-	-	98

Total contributions and distributions	Rs.-	Rs.-	Rs.-	Rs.-	Rs.99

Changes in ownership interests	Rs.-	Rs.-	Rs.-	Rs.-	Rs.-

Total transactions with owners of the Company (F)	Rs.-	Rs.-	Rs.-	Rs.-	Rs.99

Balance as of June 30, 2015 [(D)+(E)+(F)]	Rs.4,666	Rs.(1,660)	Rs.89,900	Rs.(283)	Rs.118,885

(1)	Refer to Note 16 of these unaudited condensed consolidated interim financial statements.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

		For the three months ended June 30,
	Note	2016	2016	2015

Particulars		Convenience translation into U.S.$ (See Note 2.(d))
Cash flows from/(used in) operating activities:
Profit for the period		U.S.$19	Rs.1,263	Rs.6,257
Adjustments for:
Income tax expense		7	444	1,720
Dividend and profit on sale of investments		(4)	(286)	(233)
Depreciation and amortization		40	2,681	2,267
Inventory write-downs		10	663	489
Allowance for doubtful trade and other receivables		1	66	37
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net		0	4	26
Allowance for sales returns		7	476	607
Share of profit of equity accounted investees		(1)	(74)	(49)
Exchange (gain)/loss, net		5	306	505
Interest (income)/expense, net		(2)	(123)	(71)
Share based payment expense		1	77	106
Changes in operating assets and liabilities:
Trade and other receivables		99	6,683	(103)
Inventories		(45)	(3,056)	(863)
Trade and other payables		12	803	519
Other assets and other liabilities		(61)	(4,104)	(1,652)

Cash generated from operations		U.S.$86	Rs.5,823	Rs.9,562
Income tax paid		(11)	(769)	(954)

Net cash from operating activities		U.S.$75	Rs.5,054	Rs.8,608

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment		U.S.$(48)	Rs.(3,240)	Rs.(2,573)
Proceeds from sale of property, plant and equipment		0	4	2
Expenditure on other intangible assets		(68)	(4,557)	(236)
Investment in equity accounted investees		(1)	(47)	-
Purchase of other investments		(196)	(13,222)	(15,947)
Proceeds from sale of other investments		436	29,428	21,864
Cash paid for acquisition of business, net of cash acquired	4	-	-	(7,936)
Interest and dividend received		6	379	190

Net cash used in investing activities		U.S.$130	Rs.8,745	Rs.(4,636)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares		U.S.$-	Rs.-	Rs.1
Buyback of equity shares	16	(232)	(15,694)	-
Proceeds from/(repayment of) of short term borrowings, net		52	3,538	(318)
Repayment of long term borrowings		(0)	(28)	(2,572)
Interest paid		(2)	(108)	(279)

Net cash used in financing activities		U.S.$(182)	Rs.(12,292)	Rs.(3,168)

Net increase in cash and cash equivalents		22	1,507	804
Effect of exchange rate changes on cash and cash equivalents		(1)	(94)	98
Cash and cash equivalents at the beginning of the period	5	73	4,921	5,394

Cash and cash equivalents at the end of the period	5	U.S.$94	Rs.6,334	Rs.6,296

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1.  Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Global Generics, Pharmaceutical Services and Active Ingredients, and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Telangana, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India, Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom, Venezuela and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and also on the New York Stock Exchange in the United States.

2.  Basis of preparation of financial statements

a)  Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on August 11, 2016.

b)  Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2016 contained in the Company’s Annual Report on Form 20-F.

c)  Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

d)  Convenience translation

These unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these unaudited condensed consolidated interim financial statements as of and for the three months ended June 30, 2016 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.67.51, as published by the Federal Reserve Board of Governors on June 30, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent auditors.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.  Basis of preparation of financial statements (continued)

e)  Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2016.

f)  Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company believes that the new Standard will materially impact the classification and measurement of the Company’s financial instruments, documentation relating to hedging financial exposures and recognition of certain fair value changes.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The new revenue recognition standard was issued with an effective date of January 1, 2017. However, in April 2015, the IASB voted to defer the effective date of the new revenue recognition standard to January 1, 2018. Early application of the new standard is permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

IFRS 16, Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied.

The Company is currently in the process of evaluating the impact of this new accounting standard on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.  Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.

The Company’s reportable operating segments are as follows:

•  Global Generics;

•  Pharmaceutical Services and Active Ingredients (“PSAI”); and

•  Proprietary Products.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research, development, and manufacture of differentiated formulations and new chemical entities (“NCEs”). These novel products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius™ Pharma, LLC.

Others. This includes the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the three months ended June 30, 2016
Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.26,638	Rs.4,692	Rs.620	Rs.395	Rs.32,345

Gross profit	Rs.16,339	Rs.1,131	Rs.525	Rs.183	Rs.18,178
Selling, general and administrative expenses					12,284
Research and development expenses					4,802
Other (income)/expense, net					(96)

Results from operating activities					Rs.1,188
Finance (expense)/income, net					445
Share of profit of equity accounted investees, net of tax					74

Profit before tax					Rs.1,707
Tax expense					444

Profit for the period					Rs.1,263

(1)	Segment revenue for the three months ended June 30, 2016 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.1,562.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.  Segment reporting (continued)

Information about segments:	For the three months ended June 30, 2015
Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.30,961	Rs.5,614	Rs.697	Rs.306	Rs.37,578

Gross profit	Rs.20,917	Rs.1,332	Rs.577	Rs.121	Rs.22,947
Selling, general and administrative expenses					10,973
Research and development expenses					4,387
Other (income)/expense, net					(125)

Results from operating activities					Rs.7,712
Finance (expense)/income, net					216
Share of profit of equity accounted investees, net of tax					49

Profit before tax					Rs.7,977
Tax expense					1,720

Profit for the period					Rs.6,257

(1)	Segment revenue for the three months ended June 30, 2015 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.1,204.

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30,
Country	2016	2015

India	Rs.5,599	Rs.5,344
United States	16,822	19,824
Russia	2,336	2,303
Others	7,588	10,107

	Rs.32,345	Rs.37,578

4.  Acquisition of select products portfolio of UCB

On April 1, 2015, the Company entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as “UCB”) to acquire a select portfolio of established products business in the territories of India, Nepal, Sri Lanka and Maldives. The transaction included approximately 350 employees engaged in operations of the acquired India business. The acquisition is expected to strengthen the Company’s presence in the areas of dermatology, respiratory and pediatric products.

The total purchase consideration was Rs.8,000, payable in cash. The acquisition was closed on June 16, 2015. The Company has accounted for the transaction under IFRS 3, “Business Combinations,” and allocated the aggregate purchase consideration as follows:

Particulars	Amount

Total consideration	Rs.8,000
Identifiable assets acquired
Property, plant and equipment	6
Other intangible assets:
Product related intangibles	6,734
Marketing rights	743
Current assets, net of current liabilities assumed	194

Total identifiable net assets	Rs.7,677
Goodwill	Rs.323

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

4.  Acquisition of select products portfolio of UCB (continued)

The total goodwill of Rs.323 is attributable primarily to the acquired employee workforce, intangible assets that do not qualify for separate recognition and the expected synergies. The entire amount of goodwill is deductible for tax purposes.

Acquisition related costs of Rs.9 were excluded from the consideration transferred and were recognized as expense under “Selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2016.

Current assets, net of current liabilities assumed, include trade receivables of Rs.118 which were expected to be fully recoverable.

Out of the total purchase consideration of Rs.8,000, the Company has paid Rs.7,936 to UCB as of June 30, 2016.

The amount of revenue included in the unaudited condensed consolidated interim income statement pertaining to the business acquired from UCB was Rs.360 and Rs.60 for the three months ended June 30, 2016 and 2015, respectively.

No pro-forma information is disclosed in these unaudited condensed consolidated interim financial statements, as the impact of this acquisition on these unaudited condensed consolidated interim financial statements is immaterial.

5.  Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	June 30, 2016	March 31, 2016

Cash balances	Rs.2	Rs.2
Balances with banks	3,941	1,642
Term deposits with banks (original maturities up to 3 months)	2,391	3,277

Cash and cash equivalents in the statement of financial position	Rs.6,334	Rs.4,921

Cash and cash equivalents included restricted cash of Rs.250 and Rs.257, respectively, as of June 30, 2016 and March 31, 2016, which consisted of:

•	Rs.61 as of June 30, 2016 and Rs.62 as of March 31, 2016, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;
•

Rs.66 as of June 30, 2016 and Rs.124 as of March 31, 2016, representing cash and cash equivalents of the Company’s subsidiary in Venezuela, which are subject to foreign exchange controls (refer to Note 29 of these unaudited condensed consolidated interim financial statements for further details);

•	Rs.51 as of June 30, 2016 and Rs.0 as of March 31, 2016, representing a portion of the purchase consideration, deposited in an escrow account, pursuant to an acquisition of an intangible asset; and
•	Rs.72 as of June 30, 2016 and Rs.71 as of March 31, 2016, representing other restricted cash amounts.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

6.  Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of June 30, 2016 are as follows:

	Cost	Gain recognized directly in equity	Fair value

Investment in units of mutual funds	Rs.14,698	Rs.1,338	Rs.16,036
Investment in equity securities(1)	1,456	243	1,699
Term deposits with banks	3,450	-	3,450

	Rs.19,604	Rs.1,581	Rs.21,185

Current portion
Investment in units of mutual funds	Rs.14,485	Rs.1,309	Rs.15,794
Term deposits with banks	3,450	-	3,450

	Rs.17,935	Rs.1,309	Rs.19,244

Non-current portion
Investment in units of mutual funds	Rs.213	Rs.29	Rs.242
Investment in equity securities(1)	1,456	243	1,699

	Rs.1,669	Rs.272	Rs.1,941

As of March 31, 2016, the details of such investments are as follows:

	Cost	Gain recognized directly in equity	Fair value

Investment in units of mutual funds	Rs.21,335	Rs.1,223	Rs.22,558
Investment in equity securities(1)	1,458	293	1,751
Term deposits with banks	12,713	-	12,713

	Rs.35,506	Rs.1,516	Rs.37,022

Current portion
Investment in units of mutual funds	Rs.21,122	Rs.1,199	Rs.22,321
Term deposits with banks	12,713	-	12,713

	Rs.33,835	Rs.1,199	Rs.35,034

Non-current portion
Investment in units of mutual funds	Rs.213	Rs.24	Rs.237
Investment in equity securities(1)	1,458	293	1,751

	Rs.1,671	Rs.317	Rs.1,988

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 23 of these unaudited condensed consolidated interim financial statements for further details.

7.	Inventories

Inventories consist of the following:

	As of

	June 30, 2016	March 31, 2016

Raw materials	Rs.6,140	Rs.5,769
Packing materials, stores and spares	2,236	2,057
Work-in-progress	7,608	7,049
Finished goods	11,938	10,703

	Rs.27,922	Rs.25,578

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

7.	Inventories (continued)

The above table includes inventories of Rs.760 and Rs.730 which were carried at fair value less cost to sell as at June 30, 2016 and March 31, 2016, respectively.

For the three months ended June 30, 2016 and 2015, the Company recorded inventory write-downs of Rs.663 and Rs.489, respectively. These adjustments were included in cost of revenues.

Cost of revenues for the three months ended June 30, 2016 and 2015 includes raw materials, consumables and changes in finished goods and work in progress recognized in the income statement of Rs.6,601 and Rs.7,905, respectively. Cost of revenues for the three months ended June 30, 2016 and 2015 includes other expenditures recognized in the income statement of Rs.7,566 and Rs.6,726, respectively.

8.	Hedges of foreign currency risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts, option contracts and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

In respect of all of its foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net loss of Rs.97 and Rs.250 for the three months ended June 30, 2016 and 2015, respectively.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign exchange risk associated with its highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is immediately recorded in the income statement as a finance cost.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign exchange risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company recorded, as a component of equity, a net gain of Rs.357 and Rs.160 for the three months ended June 30, 2016 and 2015, respectively. The Company also recorded, as a component of revenue, a net loss of Rs.447 and Rs.291 for the three months ended June 30, 2016 and 2015, respectively.

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.482 as at June 30, 2016, as compared to a loss of Rs.839 as at March 31, 2016.

Hedges of recognized assets and liabilities

Changes in the fair value of forward contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these forward contracts and option contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities.

Derivative financial instruments

The Company uses forward contracts, futures contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at June 30, 2016 were as follows:

	Note	Loans and receivables	Available for sale	Other financial liabilities	Derivative financial instruments	Total carrying value	Total fair value

Assets:
Cash and cash equivalents	5	Rs.6,334	Rs.-	Rs.-	Rs.-	Rs.6,334	Rs.6,334
Other investments	6	3,451	17,734	-	-	21,185	21,185
Trade and other receivables		35,499	-	-	-	35,499	35,499
Derivative financial instruments		-	-	-	88	88	88
Other assets(1)		1,913	-	-	-	1,913	1,913

Total		Rs.47,197	Rs.17,734	Rs.-	Rs.88	Rs.65,019	Rs.65,019

Liabilities:
Trade and other payables		Rs.-	Rs.-	Rs.12,723	Rs.-	Rs.12,723	Rs.12,723
Derivative financial instruments		-	-	-	58	58	58
Long-term borrowings	13	-	-	10,964	-	10,964	10,964
Short-term borrowings	13	-	-	26,668	-	26,668	26,668
Other liabilities and provisions(2)		-	-	22,800	-	22,800	22,800

Total		Rs.-	Rs.-	Rs.73,155	Rs.58	Rs.73,213	Rs.73,213

The carrying value and fair value of financial instruments by each category as at March 31, 2016 were as follows:

	Note	Loans and receivables	Available for sale	Other financial liabilities	Derivative financial instruments	Total carrying value	Total fair value

Assets:
Cash and cash equivalents	5	Rs.4,921	Rs.-	Rs.-	Rs.-	Rs.4,921	Rs.4,921
Other investments	6	12,713	24,309	-	-	37,022	37,022
Trade and other receivables		41,306	-	-	-	41,306	41,306
Derivative financial instruments		-	-	-	175	175	175
Other assets(1)		2,270	-	-	-	2,270	2,270

Total		Rs.61,210	Rs.24,309	Rs.-	Rs.175	Rs.85,694	Rs.85,694

Liabilities:
Trade and other payables		Rs.-	Rs.-	Rs.12,300	Rs.-	Rs.12,300	Rs.12,300
Derivative financial instruments		-	-	-	108	108	108
Long-term borrowings	13	-	-	10,795	-	10,795	10,795
Short-term borrowings	13	-	-	22,718	-	22,718	22,718
Other liabilities and provisions(2)		-	-	25,387	-	25,387	25,387

Total		Rs.-	Rs.-	Rs.71,200	Rs.108	Rs.71,308	Rs.71,308

(1)

Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other assets) of Rs.12,088 and Rs.11,467 as of June 30, 2016 and March 31, 2016, respectively, are not included.

(2)

Other liabilities that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.7,424 and Rs.7,239 as of June 30, 2016 and March 31, 2016, respectively, are not included.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9.  Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2016:

Particulars	Level 1	Level 2	Level 3	Total

Available for sale - Financial asset - Investments in units of mutual funds	Rs.16,036	Rs.-	Rs.-	Rs.16,036
Available for sale - Financial asset - Investment in equity securities	1,699	-	-	1,699
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	30	-	30

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

Particulars	Level 1	Level 2	Level 3	Total

Available for sale - Financial asset - Investments in units of mutual funds	Rs.22,558	Rs.-	Rs.-	Rs.22,558
Available for sale - Financial asset - Investment in equity securities	1,751	-	-	1,751
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	67	-	67

(1) The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations.

The models incorporate various inputs, including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at June 30, 2016 and March 31, 2016, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

10.  Property, plant and equipment

Acquisitions and disposals

During the three months ended June 30, 2016, the Company acquired assets at an aggregate cost of Rs.2,765 (as compared to a cost of Rs.2,657 and Rs.12,519 for the three months ended June 30, 2015 and the year ended March 31, 2016, respectively).

Assets with a net book value of Rs.8 were disposed of during the three months ended June 30, 2016 (as compared to Rs.28 and Rs.95 for the three months ended June 30, 2015 and the year ended March 31, 2016, respectively), resulting in a net loss on disposal of Rs.4 for the three months ended June 30, 2016 (as compared to net loss of Rs.26 and Rs.112 for the three months ended June 30, 2015 and the year ended March 31, 2016, respectively).

Depreciation expense for the three months ended June 30, 2016 and 2015 was Rs.1,760 and Rs.1,519, respectively.

Capital commitments

As of June 30, 2016 and March 31, 2016, the Company was committed to spend approximately Rs.5,627 and Rs.5,065, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11.	Goodwill

Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill for the three months ended June 30, 2016 and the year ended March 31, 2016:

	As of
	June 30, 2016	March 31, 2016

Opening balance, gross (1)	Rs.20,122	Rs.19,654
Goodwill arising on business combinations during the period(2)	-	323
Effect of translation adjustments during the period	(0)	145
Impairment loss(3)	(16,274)	(16,274)

Closing balance (1)	Rs.3,848	Rs.3,848

(1)	This does not include goodwill arising upon investment in an associate of Rs.181, which is included in the carrying value of the investment in the equity accounted investee.

(2)

Rs.323 represents goodwill arising from the acquisition of a select portfolio of established products business from UCB during the three months ended June 30, 2015. Refer to Note 4 of these unaudited condensed consolidated interim financial statements for further details.

(3)

The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

12.	Other intangible assets

During the three months ended June 30, 2016, the Company acquired intangible assets at an aggregate cost of Rs.4,555 (as compared to a cost of Rs.7,713 and Rs.10,785 for the three months ended June 30, 2015 and for the year ended March 31, 2016, respectively), including assets acquired through business combinations of Rs.0 for the three months ended June 30, 2016 (as compared to a cost of Rs.7,477 for the three months ended June 30, 2015 and for the year ended March 31, 2016).

Additions to intangible assets during the three months ended June 30, 2016 include:

•

Rs.3,159 (U.S.$47.5), representing the consideration for the acquisition from XenoPort, Inc. of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity which forms a part of the Company’s Proprietary Products segment (refer to Note 30 of these unaudited condensed consolidated interim financial statements for further details); and

•

Rs.1,148 (U.S.$17), representing the consideration for the purchase of a portfolio of over-the-counter (“OTC”) brands from Ducere Pharma LLC, which form a part of the Company’s Global Generics segment (refer to Note 31 of these unaudited condensed consolidated interim financial statements for further details).

Intangible assets acquired through business combination for the quarter ended June 30, 2015 and year ended March 31, 2016 represents assets related to the acquisition from UCB of a select portfolio of established products business. Refer to Note 4 of these unaudited condensed consolidated interim financial statements for further details.

Amortization of other intangible assets:

	For the three months ended June 30,
	2016	2015

Selling, general and administrative expenses	Rs.804	Rs.721
Research and development expenses	42	27
Cost of revenues	75	-

	Rs.921	Rs.748

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.	Borrowings

Short term borrowings

The Company had net short term borrowings of Rs.26,668 as of June 30, 2016, as compared to Rs.22,718 as of March 31, 2016. The borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by Dr. Reddy’s Laboratories SA (one of the Company’s subsidiaries in Switzerland) and Dr. Reddy’s Laboratories, Inc. (one of the Company’s subsidiaries in the United States).

Short term borrowings consist of the following:

As at
	June 30, 2016	March 31, 2016

Packing credit borrowings	Rs.21,604	Rs.20,896
Other foreign currency borrowings	5,064	1,822

	Rs.26,668	Rs.22,718

An interest rate profile of short term borrowings from banks is given below:

As at
	June 30, 2016		March 31, 2016

	Currency	Interest Rate	Currency	Interest Rate

Packing credit borrowings	USD	LIBOR + (5) to 15 bps	USD	LIBOR + (5) to 15 bps
	EURO	LIBOR + 5 to 7.5 bps	EURO	LIBOR + 5 to 7.5 bps
	RUB	10.65% to 11.57%	RUB	10.65% to 11.57%
Other foreign currency borrowings	USD	LIBOR + 40 to 60 bps	USD	LIBOR + 40 bps

Long-term borrowings

Long-term borrowings consist of the following:

As at
	June 30, 2016	March 31, 2016

Foreign currency borrowing by the parent company	Rs.10,129	Rs.9,938
Obligations under finance leases	835	857

	Rs.10,964	Rs.10,795

Current portion
Obligations under finance leases	Rs.117	Rs.110

	Rs.117	Rs.110

Non-current portion
Foreign currency borrowing by the parent company	Rs.10,129	Rs.9,938
Obligations under finance leases	718	747

	Rs.10,847	Rs.10,685

Long-term borrowing of Swiss Subsidiary

During the year ended March 31, 2012, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) borrowed U.S.$220 from certain institutional lenders. The Swiss Subsidiary was required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The parent company had guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

As part of this arrangement, the Company incurred U.S.$3.73 in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they were amortized over the term of the loan using the effective interest method.

The carrying amount of the foregoing loan, measured at amortized cost using the effective interest rate method, as on March 31, 2015 was Rs.10,292 (U.S.$165).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.	Borrowings (continued)

Long-term borrowings (continued)

During the six months ended September 30, 2015, the Company repaid the whole of the outstanding amount of Rs.10,768 (U.S.$165). Further, during the three months ended September 30, 2015, additional short-term borrowings of U.S.$82.5 and a packing credit borrowing of U.S.$27.5 were taken by the Swiss Subsidiary and by the parent company, respectively. During the six months ended March 31, 2016, the Company repaid U.S.$55 of the short-term borrowings taken by the Swiss subsidiary.

During the three months ended June 30, 2016, the Company repaid the balance of U.S.$27.5 of the short-term borrowings taken by the Swiss subsidiary.

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed the sum of U.S.$150. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month from August 12, 2013.

The loan agreement imposes various financial covenants on the Company. As of June 30, 2016, the Company was in compliance with such financial covenants.

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

As at
	June 30, 2016		March 31, 2016

	Currency	Interest Rate	Currency	Interest Rate

Foreign currency borrowings	USD	LIBOR+125bps	USD	LIBOR+125 bps

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.15,459 and Rs.14,771 as of June 30, 2016 and March 31, 2016, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted sales transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted sales transactions. The carrying value of such non-derivative financial liabilities as of June 30, 2016 and March 31, 2016 was Rs.1,857 and Rs.3,644, respectively.

14.	Other (income)/expense, net

	For the three months ended June 30,
	2016	2015

Loss/(profit) on sale/disposal of property, plant and equipment and other intangibles, net	Rs.4	Rs.26
Sale of spent chemical	(49)	(77)
Miscellaneous income, net	(51)	(74)

	Rs.(96)	Rs.(125)

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

15.	Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	For the three months ended June 30,
	2016	2015

Interest income	Rs.271	Rs.352
Dividend and profit on sale of other investments(1)	286	233
Foreign exchange gain/(loss), net(2)	36	(88)
Interest expense	(148)	(281)

	Rs.445	Rs.216

(1) Profit on sale of other investments primarily represents amounts reclassified from other comprehensive income to the income statement on redemption of the Company’s “available for sale” financial instruments.

(2) Includes the foreign exchange losses related to the Company’s Venezuela operations of Rs.70 and Rs.99 for the three months ended June 30, 2016 and 2015, respectively. Refer to Note 29 of these unaudited condensed consolidated interim financial statements for further details.

16.	Share capital and share premium

During the three months ended June 30, 2016 and 2015, 0 and 176,748 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. All of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity.

Buyback of equity shares

The Board of Directors of the Company, in their meeting held on February 17, 2016, approved a proposal to buyback equity shares of the Company, subject to approval by the Company’s shareholders, for an aggregate amount not exceeding Rs.15,694 and at a price not exceeding Rs.3,500 per equity share from shareholders of the Company (including persons who become shareholders by cancelling American Depository Shares and receiving underlying equity shares, and excluding the promoters and promoter group of the Company) under the open market route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder. The shares bought back under this plan shall be extinguished in accordance with the provisions of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder.

The Company obtained the approval of the shareholders for the buyback plan on April 1, 2016 and the buyback plan commenced on April 18, 2016 and ended on June 28, 2016.

Under this plan, the Company has bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs.15,694. The aggregate face value of the equity shares bought back was Rs.25.

Consequent to the buyback, the share capital of the Company was reduced from Rs.853 as on March 31, 2016 to Rs.828 as on June 30, 2016.

17.	Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”) and the Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”), each of which allows for grants of stock options to eligible employees.

There were no new grants made during the three months ended June 30, 2016.

The terms and conditions of the grants made during the three months ended June 30, 2015 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan	102,224	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	40,184	Rs.5.00	1 to 4 years	5 years

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee stock incentive plans (continued)

The above grants were made on May 11, 2015.

During the year ended March 31, 2015, the Company adopted a new program to grant performance linked stock options to certain employees under the DRL 2002 Plan and the DRL 2007 Plan. Under this program, performance targets are measured each year against pre-defined interim targets over the three year period ending on March 31, 2017 and eligible employees are granted stock options upon meeting such targets. The stock options so granted are ultimately vested with the employees who meet subsequent service vesting conditions which range from 1 to 4 years. After vesting, such stock options generally have a maximum contractual term of five years.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

The weighted average inputs used in computing the fair value of such grants were as follows:

May 11, 2015
Expected volatility	25.98%
Exercise price	Rs.5.00
Option life	2.5 Years
Risk-free interest rate	7.87%
Expected dividends	0.60%
Grant date share price	Rs.3,359.70

Share-based payment expense

For the three months ended June 30, 2016 and 2015, the Company recorded employee share based payment expense of Rs.77 and Rs.106, respectively. As of June 30, 2016, there was approximately Rs.366 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.93 years.

18.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

For the three months ended June 30, 2016 and 2015, the net periodic benefit cost was Rs.59 and Rs.45, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.776 and Rs.792 as at June 30, 2016 and March 31, 2016, respectively.

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the employee, based on performance of such employee, their business unit/function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this benefit was Rs.737 and Rs.881 as at June 30, 2016 and March 31, 2016, respectively.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the three months ended June 30, 2016 and 2015 was 26.0% and 21.6%, respectively. Income tax expense was Rs.444 for the three months ended June 30, 2016, as compared to income tax expense of Rs.1,720 for the three months ended June 30, 2015. The effective rate for the three months ended June 30, 2016 was higher primarily on account of non-recognition of certain deferred tax assets, as the Company believes that availability of taxable profits against which the temporary differences can be utilized is not probable.

Total tax expense recognized directly in the equity amounted to Rs.15 for the three months ended June 30, 2016, as compared to Rs.350 for the three months ended June 30, 2015. Such tax expenses were primarily due to tax effects on the changes in fair value of available for sale financial instruments and the foreign exchange gain/loss on cash flow hedges.

20. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences for research and development services; and

•	Stamlo Hotels Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	For the three months ended June 30,
	2016	2015

Research and development services received	24	27
Contributions towards social development	79	48
Hotel expenses paid	10	8
Lease rentals paid under cancellable operating leases to key management personnel and their relatives	10	9

The Company had the following amounts due from related parties:

	As at
	June 30, 2016	March 31, 2016

Key management personnel (towards rent deposits)	Rs.8	Rs.8
Other related parties	1	1

The Company had the following amounts due to related parties:

As at
	June 30, 2016	March 31, 2016

Due to related parties	Rs.0	Rs.0

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

20. Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel:

	For the three months ended June 30,
	2016	2015

Salaries and other benefits(1)	Rs.105	Rs.86
Contributions to defined contribution plans	7	5
Commission to directors	83	78
Share-based payment expense	13	16

Total	Rs.208	Rs.185

(1)

In addition to the above, the Company has accrued Rs.19 and Rs.36 towards a long term incentive plan for the services rendered by key management personnel for the three months ended June 30, 2016 and 2015, respectively. Refer to Note 18 of these unaudited condensed consolidated interim financial statements for further details.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

21. Disclosure of Expense by Nature

The following table shows supplemental information related to certain “nature of expense” items for the three months ended June 30, 2016 and 2015, respectively.

	For the three months ended June 30, 2016
Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.2,667	Rs.4,164	Rs.1,219	Rs.8,050
Depreciation and amortization	1,413	976	292	2,681

	For the three months ended June 30, 2015
Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.2,265	Rs.4,055	Rs.1,182	Rs.7,502
Depreciation and amortization	1,127	871	269	2,267

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July, 20, 2016, the Supreme Court of India remanded the matters, concerning the inclusion of Norfloxacin as a “specified product” under the DPCO, back to the High Court for further proceedings.

Based on its best estimate, the Company has recorded a provision for the potential liability related to the allegedly overcharged amount including interest thereon, and believes that possibility of any liability that may arise on account of penalties pursuant to this litigation is not probable. In the event the Company is unsuccessful in this litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters (continued)

Nexium United States litigations

Five federal antitrust class action lawsuits were brought on behalf of direct purchasers of Nexium®, and ten federal class action lawsuits were brought under both state and federal law on behalf of end-payors of Nexium®. These actions were filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions were consolidated in the United States District Court for the District of Massachusetts.

The complaints alleged that AstraZeneca and the involved generic manufacturers settled patent litigation related to Nexium® capsules in ways that violated antitrust laws. The Company consistently maintained that its conduct complied with all applicable laws and that the complaints were without merit. In response to a motion for summary judgment made by the Company, the Court granted the motion in part and denied it in part, finding that the plaintiffs had failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included any large or unjustified reverse payment, but preserving other claims for trial.

On October 20, 2014, the Company reached a settlement with all plaintiffs who had cases pending in the District of Massachusetts. The settlements with the class plaintiffs were subject to the Court’s approval. Under the terms of the settlement, the Company made no payment to the class plaintiffs. Other defendants went to trial and prevailed, and that matter is on appeal.

The Court granted preliminary approval of the Company’s settlements with the class plaintiffs on January 28, 2015, and granted final approval of such settlements on September 29, 2015.

In addition, two complaints, similar in nature to those referenced above, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions have been filed in these actions.

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (the “CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company had violated the Consumer Product Safety Act (the “CPSA”) and the Poison Prevention Packaging Act (the “PPPA”) and that the CPSC intended to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC’s special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations and is engaged in discussions with the CPSC regarding its compliance with the regulations.

Simultaneously, the Department of Justice (the “DOJ”) had begun to investigate a sealed complaint which was filed in the United States District Court for the Eastern District of Pennsylvania under the Federal False Claims Act (“FCA”) related to these same issues (the “FCA Complaint”). The Company cooperated with the DOJ in its investigation. The DOJ and all States involved in the investigation declined to intervene in the FCA Complaint. On November 10, 2015, the FCA Complaint was unsealed and the plaintiff whistleblowers (the “Relators”), who are two former employees of the Company, have proceeded without the DOJ’s and States’ involvement. The unsealed FCA Complaint relates to the 6 blister pack products originally subject to the investigation and also 38 of the Company’s generic prescription products sold in the U.S. in various bottle and cap packaging. The Company disputes the allegations in the FCA Complaint and intends to vigorously defend against those allegations.

Although the DOJ and States have declined to intervene in the FCA Complaint filed by the Relators, the parallel investigation by the CPSC under the CPSA and the PPPA was referred by the CPSC to the DOJ in April 2016, with the recommendation that the DOJ initiate a civil penalty action against the Company. The CPSC related matter referred to the DOJ relates to 5 of the blister pack products. The Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no provision related to these investigations and claims is made in these unaudited condensed consolidated interim financial statements as of June 30, 2016. An unfavorable outcome in these matters could result in significant liabilities, which could have a material adverse effect on the Company.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters (continued)

Namenda United States Litigations

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of “end-payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product. The Company believes that the complaint lacks merit and that the Company’s conduct complied with all applicable laws and regulations. All defendants, including the Company, have moved to dismiss the claims.

Four other class action complaints, each containing similar allegations to the Sergeants complaint, have also been filed in the Southern District of New York. However, two of those complaints were voluntarily dismissed, and the other two do not name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set out in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

Private Party Class Action Litigation on Pricing/Reimbursement Matters

On December 30, 2015, a class action complaint was filed against the Company and eighteen other pharmaceutical defendants (the “Action”) in State Court in the Commonwealth of Pennsylvania. In the Action, class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania state laws. More specifically, plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company’s generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets). The Company disputes these allegations and intends to vigorously defend against these allegations.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee. The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company along with the alleged polluting industries have challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Environmental matters (continued)

Water pollution and air pollution

During the year ended March 31, 2012, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the “APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

Indirect taxes related matters

Distribution of input service tax credits

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	Rs.102 plus penalties of Rs.102 and interest thereon	The Company has filed an appeal before the CESTAT.
October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest thereon	The Company has filed an appeal before the CESTAT.
April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has filed an appeal before the CESTAT.
April 2012 to March 2013	Rs.54 plus interest and penalties	The Company has filed an appeal before the CESTAT.
April 2013 to March 2014	Rs.69 plus interest and penalties	The Company has filed an appeal before the CESTAT.
April 2014 to March 2015	Rs.108 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Indirect taxes related matters (continued)

The Company believes that the possibility of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these unaudited condensed consolidated interim financial statements as of June 30, 2016.

Value Added Tax (“VAT”) matter

The Company received various show cause notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2011 to March 2013	Rs.16 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company.

The Company has recorded a provision of Rs.27 as of June 30, 2016, and believes that the possibility of any further liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

Others

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is Rs.63. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these unaudited condensed consolidated interim financial statements as of June 30, 2016

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

After taking into account all of the available information and legal provisions, the Company has recorded Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of March 31, 2016, the Company has made “payments under protest” of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 1, 2012 to March 31, 2013. As a result, for the quarter ended June 30, 2016, the Company recognized an expenditure of Rs.55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 1, 2012 to March 31, 2013.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is Rs.570. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in these unaudited condensed consolidated interim financial statements as of June 30, 2016.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.1,463. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision is made in these unaudited condensed consolidated interim financial statements as of June 30, 2016.

During the years ended March 31, 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly-owned subsidiary of the Company in Mexico, received a notice from Mexico’s Tax Administration Service, Servicio de Administracion Tributaria (“SAT”), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended on December 31, 2006, December 31, 2007 and December 31, 2008. The associated tax impact is Rs.631 (MXN 172.5). The Company disagrees with the SAT’s allegations and filed an appeal with the SAT. The Company believes that possibility of any liability that may arise on account of this litigation is not probable and hence, no provision has been made in these unaudited condensed consolidated interim financial statements as of June 30, 2016.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

23.	Collaboration agreement with Curis, Inc.

On January 18, 2015, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly-owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (the “Collaboration Agreement”) with Curis, Inc. (“Curis”) to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, Aurigene has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug (“IND”) enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialization efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

As partial consideration for the collaboration, pursuant to a Stock Purchase Agreement dated January 18, 2015, Curis issued to Aurigene 17.1 million shares of its common stock, representing 19.9% of its outstanding common stock immediately prior to the transaction (approximately 16.6% of its outstanding common stock immediately after the transaction). The shares issued to Aurigene are subject to a lock-up agreement until January 18, 2017, with the shares being released from such lock-up in 25% increments on each of July 18, 2015, January 18, 2016, July 18, 2016 and January 18, 2017, subject to acceleration of release of all the shares in connection with a change of control of Curis. During the year ended March 31, 2016, lock-up restrictions were released on 8.55 million shares of common stock, representing 50% of the shares which Aurigene received from Curis. In connection with the issuance of such shares, Curis and Aurigene entered into a Registration Rights Agreement dated January 18, 2015 which provides for certain registration rights with respect to resale of the shares. The common stock of Curis is listed for quotation on the NASDAQ Global Market.

The fair value of the shares of common stock on the date of the Stock Purchase Agreement was Rs.1,452 (U.S.$23.5). These shares are classified as available-for-sale financial instruments and are re-measured at fair value at every reporting date. Accordingly, Rs.220, representing the gain arising from changes in the fair value of such shares of common stock, was recorded in other comprehensive income as of June 30, 2016.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23.	Collaboration agreement with Curis, Inc. (continued)

Revenues under the Collaboration Agreement consist of upfront consideration (including the shares of common stock) and the development and commercial milestone payments described below, which are deferred and recognized as revenue over the period for which Aurigene has continuing performance obligations.

Under the Collaboration Agreement, Aurigene is entitled to development and commercial milestone payments as follows:

•	for the first two programs: up to U.S.$52.5 per program, including U.S.$42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any;

•

for the third and fourth programs: up to U.S.$50 per program, including U.S.$42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any; and

•	for any program thereafter: up to U.S.$140.5 per program, including U.S.$87.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any.

In addition, Curis has agreed to pay Aurigene royalties, ranging between high single digits to 10%, on its net sales in territories where it commercializes products. Furthermore, Aurigene is entitled to receive a share of Curis’ revenues from sublicenses, which share varies based upon specified factors such as the sublicensed territory, whether the sublicense revenue is royalty based or non-royalty based and, in some cases, the stage of the applicable molecule and product at the time the sublicense is granted.

This arrangement is accounted for as a joint operation under IFRS 11.

24. Agreement with Merck Serono

On June 6, 2012, the Company and the biosimilars division of Merck KGaA, Darmstadt, Germany, formerly known as Merck Serono (hereinafter, “Merck KGaA”), entered into a collaboration agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. During the year ended March 31, 2016, the collaboration agreement was amended to rearrange and realign the development of compounds, territory rights and royalty payments. Both parties will undertake commercialization based on their respective regional rights as defined in the agreement. The Company will lead and support early product development towards or including Phase I development. Merck KGaA will carry out manufacturing of the compounds and will lead further development for its territories. In its exclusive and co-exclusive territories, the Company will carry out its own development, wherever applicable, for commercialization. As before, the Company will continue to receive royalty payments upon commercialization by Merck KGaA in its territories.

During the three months ended December 31, 2015, the Company received from Merck KGaA certain amounts relating to its share of development costs and other amounts linked to the achievement of milestones for the development of compounds under the collaboration agreement, as amended.

25.	Agreement with Pierre Fabre

On February 11, 2014, Aurigene entered into a collaborative license, development and commercialization agreement with Pierre Fabre, the third largest French pharmaceutical company. This agreement granted Pierre Fabre global worldwide rights (excluding India) to a new immune checkpoint modulator, AUNP-12. AUNP-12 will be in development for numerous cancer indications.

Under the terms of this agreement, Aurigene received a non-refundable upfront payment from Pierre Fabre, which was deferred and recognized as revenue over the period in which Aurigene had continuing performance obligations.

During the three months ended September 30, 2015, Aurigene entered into another agreement with Pierre Fabre to transfer back to Aurigene the rights earlier out-licensed for the development and commercialization of AUNP-12. As a result of such arrangement, Aurigene paid to Pierre Fabre a portion of the upfront consideration received and retained and recognized the remaining upfront consideration as revenue, as there are no pending performance obligations.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

26. Asset purchase agreement with Hatchtech Pty Limited

On September 7, 2015, the Company entered into an asset purchase agreement with Hatchtech Pty Limited (“Hatchtech”) for the purchase of intellectual property rights to an innovative prescription head lice product, Xeglyze™ Lotion. The exclusive rights for this product are applicable for the territories of the United States, Canada, India, Russia and other countries of the former Soviet Union, Australia, New Zealand and Venezuela.

As partial consideration for the purchase of these assets, the Company paid Hatchtech an upfront amount of Rs.606 (U.S.$9.25). In addition to the foregoing payments, the Company is also required to pay certain development and commercial milestones related payments to Hatchtech for purchase of these assets.

As on June 30, 2016, the Company paid Hatchtech development milestone payments of Rs.341 (U.S.$5).

The transaction was recorded as an acquisition of product related intangible asset. As the intangible asset is not yet available for use, it is not subject to amortization.

The carrying amount of the intangible asset as on June 30, 2016 was Rs.947 (U.S.$14.25).

27. Asset purchase agreement with Alchemia

In November 2015, the Company entered into an asset purchase agreement with Alchemia Limited (“Alchemia”) for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium. The closing conditions for the transaction included the approval of Alchemia’s shareholders which was obtained on November 10, 2015. As per the terms of the agreement, the Company paid net consideration of Rs.1,158 (U.S.$17.5) upon the closing of the transaction in exchange for the acquired intellectual property rights.

Prior to this asset purchase agreement, the Company had worldwide, exclusive rights from Alchemia to market fondaparinux sodium in all territories in exchange for Alchemia’s right to an agreed share of the net profits generated from sales in those territories. As a result of the closing of the asset purchase agreement, Alchemia is not entitled to receive any further profit share revenues from fondaparinux sales on or after July 1, 2015.

The transaction was recorded as an acquisition of technology related intangible asset with an estimated useful life of 4 years.

28. Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to cGMP deviations at its API manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh previously raised in Form 483 observations following inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015, respectively.

The warning letter does not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA’s satisfaction, the U.S. FDA may withhold approval of new products and new drug applications of the Company, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against the Company. Any such further action could have a material and negative impact on the Company’s ongoing business and operations.

The Company submitted its response to the warning letter on December 7, 2015. Further, the Company provided updates on the progress of its corrective actions to the U.S. FDA in January 2016, March 2016 and May 2016.

The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously, and will continue to work diligently to address the observations identified in the warning letter, and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

29.	Venezuela operations

Dr. Reddy’s Venezuela, C.A., a wholly-owned subsidiary of the Company, is primarily engaged in the import of pharmaceutical products from the parent company and other subsidiaries of the Company and the sale of such products in Venezuela. During the years ended March 31, 2016 and 2015, the Company’s revenues from Venezuela were Rs.4,666 (Venezuelan bolivar (“VEF”) 457) and Rs.8,335 (VEF 813) respectively.

In February 2015, the Venezuelan government launched an overhaul of the exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as “SIMADI”) is the third mechanism in the new three-tier exchange rate regime and allows for legal trading of the Venezuelan bolivar for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD).

The new second tier, SICAD, is a combination of the former second and third tiers, SICAD I and SICAD II, with an initial rate of approximately 12 VEF per U.S.$1.00. The first tier, the official exchange rate, is unchanged and sells dollars at 6.3 VEF per U.S.$1.00 for preferential goods.

Nine months ended December 31, 2015

For the nine months ended December 31, 2015, all the monetary assets and liabilities that were eligible for exchange at the CENCOEX preferential rate of 6.3 VEF per U.S.$1.00 and were pending for approval have been translated at such rate. The balance of the Company’s Venezuelan monetary assets and liabilities for the nine months ended December 31, 2015, which the Company believes may not qualify for the CENCOEX preferential rate of 6.3 VEF per U.S.$1.00, have been translated using the SIMADI rate. Consequently, foreign exchange loss of Rs.776 and Rs.843 on translation of such monetary assets and liabilities at the SIMADI rate was recorded under “finance expenses” for the nine months ended December 31, 2015 and the year ended March 31, 2015, respectively.

During the nine months ended December 31, 2015, the Company received approvals for only U.S.$4 from the CENCOEX for remittance towards the importation of pharmaceutical products at the CENCOEX preferential rate.

Update during the three months ended March 31, 2016

The economic conditions in Venezuela continued to deteriorate further during the three months ended March 31, 2016. In February 2016, the Venezuelan government announced changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate. The following changes became effective as of March 10, 2016:

-

The CENCOEX preferential rate was replaced with a new “DIPRO” rate. The DIPRO rate is only available for purchases and sales of essential items. Further, the preferential exchange rate was devalued from 6.3 VEF per U.S.$1.00 to 10 VEF per U.S.$1.00.

-	The SICAD exchange rate mechanism, which last auctioned USD for approximately 13 VEF per U.S.$1.00, was eliminated.

-

The SIMADI exchange rate mechanism was replaced with a new “DICOM” rate, which governs all transactions not subject to the DIPRO exchange rate and will fluctuate according to market supply and demand. As of March 31, 2016, the DICOM exchange rate was 272.5 VEF per U.S.$1.00.

The Company has not yet received approvals from the Venezuelan government to repatriate any amount at preferential rates beyond the U.S.$4 already approved and received during the year ended March 31, 2016. The Company fully considered all the aforesaid developments, facts and circumstances and, following the guidance available in IAS 21, believes that it is appropriate to use the DICOM rate (i.e. 272.5 VEF per U.S.$1.00) for translating the monetary assets and liabilities of the Venezuelan subsidiary as at March 31, 2016.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

29.	Venezuela operations (continued)

Tabulated below is the impact of the foregoing on the financial statements of the Company:

Particulars	Year ended March 31, 2015	Nine months ended December 31, 2015	Three months ended March 31, 2016	Year ended March 31, 2016
Foreign exchange loss on account of currency devaluation and translation of monetary assets and liabilities using SIMADI / DICOM rate recorded under finance expense	Rs.843	Rs.776	Rs.3,845	Rs.4,621

Impact of inventory write down and reversal of export incentives recorded under cost of revenues	-	-	341	341

Impairment of property, plant and equipment recorded under selling, general and administrative expenses	-	-	123	123

Total	Rs.843	Rs.776	Rs.4,309	Rs.5,085

Including the foreign exchange loss of Rs.843 recognized during the year ended March 31, 2015, total loss recognized on account of operations in Venezuela was Rs.5,928 as of March 31, 2016.

Notwithstanding the ongoing uncertainty, the Company continues to actively engage with the Venezuelan Government and seek approval to repatriate funds at preferential rates.

Update during the three months ended June 30, 2016

Revenues for the three months ended June 30, 2016 and 2015 were Rs.1 (VEF 7) and Rs.1,766 (VEF 175), respectively. During the three months ended June 30, 2016, the Company did not receive any approvals from the Venezuelan government to repatriate amounts at the preferential rate.

Consistent with the position taken as on March 31, 2016, the Company applied the DICOM rate for translating the financial statements of the Venezuelan subsidiary for the three months ended June 30, 2016. As a result, foreign exchange loss of Rs.70 was recognized for the three months ended June 30, 2016. As of June 30, 2016, the DICOM rate was 628.3 VEF per U.S.$1.00.

30. License agreement with XenoPort

On March 28, 2016, the Company and XenoPort, Inc. (“XenoPort”) entered into a license agreement pursuant to which the Company was granted exclusive U.S. rights for the development and commercialization of XenoPort’s clinical stage oral new chemical entity. The Company plans to develop the in-licensed compound as a potential treatment for moderate-to-severe chronic plaque psoriasis and for relapsing forms of multiple sclerosis.

The transaction was subject to satisfaction of certain customary closing conditions, including among other things the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), following the Company’s premerger notification filing under the HSR Act with the applicable governmental authorities regarding its intention to acquire these rights.

Upon the completion of all closing conditions, in May 2016, the Company paid Rs.3,159 (U.S.$47.5) as an up-front payment and an additional Rs.169 (U.S.$2.5) for the transfer of certain clinical trials material as per the terms of the agreement.

The upfront consideration is recorded as an acquisition of a product related intangible asset. As the intangible asset is not yet available for use, it is not subject to amortization. Consideration paid for the purchase of clinical trials materials is recognized as research and development expenditure in the unaudited condensed consolidated interim financial statements for the three months ended June 30, 2016.

The carrying amount of the intangible asset as on June 30, 2016 was Rs.3,159 (U.S.$47.5).

In addition to the up-front payment, XenoPort will also be eligible to receive up to U.S.$190 upon the achievement by the Company of certain regulatory milestones, which could be achieved over a period of several years. Further, XenoPort will be eligible to receive up to U.S.$250 upon the achievement by the Company of certain commercial milestones, and up to mid-teens percentage rate royalty payments based on the Company’s net sales of the product in the United States.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

31. Asset purchase agreement with Ducere Pharma LLC

On May 23, 2016, the Company entered into and consummated an asset purchase agreement with Ducere Pharma LLC for the purchase of a portfolio of certain pharmaceutical brands for a total consideration of Rs.1,148 (U.S.$17). The acquisition is expected to strengthen the Company’s presence in the dermatology, cough-and-cold and pain therapeutic areas forming part of the Company’s over-the-counter (“OTC”) business in the United States.

The Company recorded the acquisition of these brands as product related intangibles. The Company estimated that the useful life of these brands is 15 years. The carrying value of these intangibles as on June 30, 2016 was Rs.1,140.

32. Asset purchase agreement with Teva Pharmaceutical Industries Ltd.

On June 10, 2016, the Company entered into a definitive purchase agreement with Teva Pharmaceutical Industries Ltd. (“Teva”) and an affiliate of Allergan plc (“Allergan”) to acquire a portfolio of eight Abbreviated New Drug Applications (“ANDAs”) in the United States for U.S.$350 in cash at closing. The acquired portfolio consists of products that were divested by Teva as a precondition to the closing of its acquisition of Allergan’s generics business. The acquisition of these ANDAs was also contingent on the closing of the Teva/Allergan generics purchase transaction and approval by the U.S. Federal Trade Commission of the Company as a buyer.

The acquisition was consummated on August 3, 2016 upon the completion of all closing conditions, and the Company paid Rs.23,366 (U.S.$350) as the consideration for the acquired portfolio of ANDAs. The acquired portfolio consists of six ANDAs pending approval, one U.S. FDA approved ANDA and one ANDA with tentative U.S. FDA approval, and comprises complex generic products across diverse dosage forms. The acquired portfolio of products includes:

•	Buprenorphine HCl/Naloxone HCl Sublingual Film (a generic equivalent to Suboxone™ sublingual film);

•	Ethinyl estradiol/Ethonogestrel Vaginal Ring (a generic equivalent to NuvaRing™);

•	Ezetimibe/Simvastatin Tablets (a generic equivalent to Vytorin™);

•	Metformin HCl/Saxagliptin ER Tablets (a generic equivalent to Kombiglyze XR™);

•	Tobramycin Inhalation Solution (a generic equivalent to Tobi™);

•	Phentermine HCl/Topiramate ER Capsules (a generic equivalent to Qsymia™);

•	Imiquimod Topical Cream (a generic equivalent to Zyclara™ 3.75% Cream); and

•	Ramelteon Tablets (a generic equivalent to Rozerem™).

As the purchase agreement remained subject to satisfaction of certain customary closing conditions as on June 30, 2016, the transaction did not have any accounting implication for the three months ended June 30, 2016.

33.	Subsequent events

None.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016, which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Three months ended June 30, 2016 compared to the three months ended June 30, 2015

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended June 30,
	2016		2015
	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)
Revenues	Rs.32,345	100.0%	Rs.37,578	100.0%	(14%)
Gross profit	18,178	56.2%	22,947	61.1%	(21%)
Selling, general and administrative expenses	12,284	38.0%	10,973	29.2%	12%
Research and development expenses	4,802	14.8%	4,387	11.7%	9%
Other (income)/expense, net	(96)	(0.3%)	(125)	(0.3%)	(23%)
Results from operating activities	1,188	3.7%	7,712	20.5%	(85%)
Finance (expense)/income, net	445	1.4%	216	0.6%	106%
Share of profit of equity accounted investees, net of tax	74	0.2%	49	0.1%	49%
Profit before tax	1,707	5.3%	7,977	21.2%	(79%)
Tax expense	444	1.4%	1,720	4.6%	(74%)
Profit for the period	Rs.1,263	3.9%	Rs.6,257	16.6%	(80%)

Revenues

Our overall consolidated revenues were Rs.32,345 million during the three months ended June 30, 2016, a decrease of 14% as compared to Rs.37,578 million during the three months ended June 30, 2015.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended June 30,
	2016		2015
	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.26,638	82%	Rs.30,961	82%	(14%)
Pharmaceutical Services and Active Ingredients	4,692	15%	5,614	15%	(16%)
Proprietary Products	620	2%	697	2%	(11%)
Others	395	1%	306	1%	29%
Total	Rs.32,345	100%	Rs.37,578	100%	(14%)

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.26,638 million during the three months ended June 30, 2016, a decrease of 14% as compared to Rs.30,961 million during the three months ended June 30, 2015.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing decrease in revenues of this segment was attributable to the following factors:

•	an increase of approximately 4% resulting from the introduction of new products during the intervening period;

•	a decrease of approximately 9% resulting from a net decrease in the sales volumes of existing products in this segment; and

•	a decrease of approximately 9% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.15,523 million during the three months ended June 30, 2016, a decrease of 16% as compared to the three months ended June 30, 2015. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 20% in the three months ended June 30, 2016 as compared to the three months ended June 30, 2015.

This decrease in revenues was largely attributable to the following:

•	a loss in market share of certain of our existing products, such as valganciclovir, decitabine injection, OTC omeprazole magnesium, divalproex sodium ER and azacitidine;

•	lower realization from changes in sales prices of certain of our existing products; and

•	partially offset by revenues from new products launched between July 1, 2015 and June 30, 2016, such as esomeprazole DR, pramipexole, pravastatin, naproxen sodium.

During the three months ended June 30, 2016, there were no new products which were launched in North America (the United States and Canada).

During the three months ended June 30, 2016, we did not make any product filings to the U.S.FDA. As of June 30, 2016 our cumulative filings were 234, which includes 3 NDA filings under section 505(b)(2) and 231 ANDA filings. Out of these filings, we had 78 filings pending approval at the U.S. FDA, which includes 2 NDA filings under section 505(b)(2) and 76 ANDA filings. Out of these 78 filings, 50 are Paragraph IV filings, and we believe we are the first to file with respect to 18 of these filings.

India: Our Global Generics segment’s revenues from India during the three months ended June 30, 2016 were Rs.5,223 million, an increase of 10% as compared to the three months ended June 30, 2015. This growth was largely attributable to the increase in the sales volume of our existing products, revenues from the acquired portfolio of established products from UCB and revenues from new brands launched between July 1, 2015 and June 30, 2016 in India. According to IMS Health in its Moving Quarterly Total report for the three months ended June 30, 2016, our secondary sales in India grew by 11.6% during such period, as compared to the India pharmaceutical market’s growth of 8.8% during such period. During the three months ended June 30, 2016, we launched 4 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) during the three months ended June 30, 2016 were Rs.4,277 million, a decrease of 26% as compared to the three months ended June 30, 2015. During the three months ended June 30, 2016, revenues from Venezuela were Rs.1 million as compared to Rs.1,766 million during the three months ended June 30, 2015. Excluding the revenues from Venezuela, our Global Generics Segment’s revenues from our “Emerging Markets” during the three months ended June 30, 2016 increased by 7% as compared to the three months ended June 30, 2015.

Russia: Our Global Generics segment’s revenues from Russia during the three months ended June 30, 2016 were Rs.2,336 million, an increase of 2% as compared to the three months ended June 30, 2015. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 23% during the three months ended June 30, 2016 as compared to the three months ended June 30, 2015. Our over-the-counter (“OTC”) division’s revenues from Russia during the three months ended June 30, 2016 were 40% of our total revenues from Russia.

According to IMS Health, as per its report for the three months ended June 30, 2016, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth during the three months ended June 30, 2016 was as follows:

	For the three months ended June 30, 2016
	Dr. Reddy’s Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	2.36%	4.49%	8.04%	3.49%
Over-the-counter (OTC)	1.72%	3.69%	6.43%	0.49%
Total (Rx + OTC)	2.12%	4.29%	7.22%	1.39%

As per the above referenced IMS Health report, our volume market share during the three months ended June 30, 2016 and during the three months ended June 30, 2015 was as follows:

	For the three months ended June 30,
	2016	2015
Prescription (Rx)	4.51%	4.47%
Over-the-counter (OTC)	0.68%	0.65%
Total (Rx + OTC)	1.85%	1.80%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.675 million during the three months ended June 30, 2016, a decrease of 15% as compared to the three months ended June 30, 2015. This decrease was largely attributable to the decrease in sales volumes of our existing major brands coupled with currency depreciation across these markets.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.1,266 million during the three months ended June 30, 2016, a decrease of 53% as compared to the three months ended June 30, 2015. The decrease was largely due to decreased revenues in Venezuela primarily due to reduction in the sales volume of our existing products. Our revenues from Venezuela were Rs.1 million for the three months ended June 30, 2016, as compared to Rs.1,766 million for the three months ended June 30, 2015. This reduction in sales was primarily attributable to the ongoing economic crisis in the country and, correspondingly, our risk mitigation approach by way of moderating the supply of products to this country. Excluding the revenues from Venezuela, our revenues from our “Rest of the World” markets during the three months ended June 30, 2016 increased by 37% as compared to the three months ended June 30, 2015.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom and our out-licensing business across Europe. Such revenues were Rs.1,615 million during the three months ended June 30, 2016, a decrease of 16% as compared to the three months ended June 30, 2015. This decrease was primarily on account of the decrease in sales price of exiting products, partially offset by increase in sales volume of existing products and new products launched between July 1, 2015 and June 30, 2016.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the three months ended June 30, 2016 were Rs.4,692 million, a decrease of 16% as compared to the three months ended June 30, 2015. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

decreased sales of active pharmaceutical ingredients during the three months ended June 30, 2016, which decreased our PSAI segment’s revenues by approximately 20%. This decrease was primarily attributable to decreased sales volumes of existing products, on account of ongoing remediation activities related to the warning letter received from the U.S. FDA for two of our PSAI segment’s manufacturing facilities in India, coupled with decreased sales prices of existing products; and

•	increased customer orders in our pharmaceutical development services, which increased our PSAI segment’s revenues by approximately 4%.

During the three months ended June 30, 2016, we filed 19 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of June 30, 2016 were 784, including 218 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.18,178 million during the three months ended June 30, 2016, representing 56.2% of our revenues for that period, as compared to Rs.22,947 million during the three months ended June 30, 2015, representing 61.1% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended June 30,
	2016		2015
	(Rs. in millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	Rs.16,339	61.3%	Rs.20,917	67.6%
Pharmaceutical Services and Active Ingredients	1,131	24.1%	1,332	23.7%
Proprietary Products	525	84.6%	577	82.8%
Others	183	46.3%	121	39.4%
Total	Rs.18,178	56.2%	Rs.22,947	61.1%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 61.3% during the three months ended June 30, 2016 from 67.6% during the three months ended June 30, 2015. This decrease was primarily on account of significant decrease in sales prices of some of our key products in the North America and certain other markets coupled with decrease in the proportion of sales of higher gross margin products.

The gross profits from our PSAI segment increased to 24.1% during the three months ended June 30, 2016, from 23.7% during the three months ended June 30, 2015. This increase was primarily due to an increase in sales of products with higher gross profit margins during the three months ended June 30, 2016.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.12,284 million during the three months ended June 30, 2016, an increase of 12% as compared to Rs.10,973 million during the three months ended June 30, 2015. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

increased legal and professional expenses, primarily on account of the ongoing remediation activities related to the warning letter received from the U.S. FDA for three of our manufacturing facilities in India, which increased our selling, general and administrative expenses by approximately 9%;

•	increased sales and marketing costs, which increased our selling, general and administrative expenses by approximately 3%;

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 1%;

•	increased amortization, which increased our selling, general and administrative expenses by approximately 1%; and

•	decreased carriage outwards (i.e., delivery costs), which decreased our selling, general and administrative expenses by approximately 2%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 38.0% during the three months ended June 30, 2016 from 29.2% during the three months ended June 30, 2015.

Research and development expenses

Our research and development expenses were Rs.4,802 million during the three months ended June 30, 2016, an increase of 9% as compared to Rs.4,387 million during the three months ended June 30, 2015. Our research and development expenses increased to 14.8% of our total revenues during the three months ended June 30, 2016 from 11.7% of our total revenues during the three months ended June 30, 2015.

Other (income)/expense, net

Our net other income was Rs.96 million during the three months ended June 30, 2016, as compared to net other income of Rs.125 million during the three months ended June 30, 2015.

Finance (expense)/income, net

Our net finance income was Rs.445 million during the three months ended June 30, 2016 as compared to net finance income of Rs.216 million during the three months ended June 30, 2015. The increase in net finance income was due to the following:

•	net interest income of Rs.123 million during the three months ended June 30, 2016, as compared to net interest income of Rs.71 million during the three months ended June 30, 2015;

•	net foreign exchange gain of Rs.36 million during the three months ended June 30, 2016, as compared to net foreign exchange loss of Rs.88 million during the three months ended June 30, 2015; and

•	profit on sale of investments of Rs.286 million during the three months ended June 30, 2016, as compared to profit on sale of investments of Rs.233 million during the three months ended June 30, 2015.

Profit before tax

As a result of the above, our profit before tax was Rs.1,707 million during the three months ended June 30, 2016, a decrease of 79% as compared to Rs.7,977 million during the three months ended June 30, 2015.

Tax expense

Our consolidated weighted average tax rate was 26.0% during the three months ended June 30, 2016, as compared to 21.6% during the three months ended June 30, 2015. The effective tax rate for the three months ended June 30, 2016 was higher primarily on account of non-recognition of certain deferred tax assets, as we believe that availability of taxable profits against which the temporary differences can be utilized is not probable.

Our tax expense was Rs.444 million during the three months ended June 30, 2016, as compared to Rs.1,720 million during the three months ended June 30, 2015.

Profit for the period

As a result of the above, our net profit was Rs.1,263 million during the three months ended June 30, 2016, representing 3.9% of our total revenues for such period, as compared to Rs.6,257 million during the three months ended June 30, 2015, representing 16.6% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, making investments, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. Through our subsidiary in Switzerland, we borrowed U.S.$220 million during the year ended March 31, 2012, which was required to be repaid in eight quarterly installments beginning in December 2014. During the year ended March 31, 2016, we repaid the entire outstanding loan amount (including a prepayment of U.S.$110 million), and our subsidiary in Switzerland further borrowed U.S.$82.5 million of new short-term borrowings (refer to Note 13 to our unaudited condensed consolidated interim financial statements for further details). Further, we also borrowed U.S.$150 million during the year ended March 31, 2014, which is to be repaid in five quarterly installments beginning February 2018. These loans were borrowed primarily to repay some of our then existing short term borrowings and to meet anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	For the three months ended June 30,
	2016	2016	2015
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$75	Rs.5,054	Rs.8,608
Investing activities	130	8,745	(4,636)
Financing activities	(182)	(12,292)	(3,168)
Net increase/(decrease) in cash and cash equivalents	U.S.$22	Rs.1,507	Rs.804

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included approximately Rs.15,459 million in available credit under revolving credit facilities with banks as of June 30, 2016. We had no other material unused sources of liquidity as of June 30, 2016.

Operating Activities

The net result of operating activities was a cash inflow of Rs.5,054 million for the three months ended June 30, 2016, as compared to a cash inflow of Rs.8,608 million for the three months ended June 30, 2015.

The net cash provided by operating activities decreased during the three months ended June 30, 2016, primarily on account of subdued business performance due to increased competition for key products in our North America (the United States and Canada) generics business, coupled with decreases in sales volumes across the broader portfolio of our products in this region and price erosion for certain of our products in this region, and further impacted by our loss of business in Venezuela. This has resulted in a decrease of Rs.5,961 million in our earnings before interest expense, profit/loss on sale of investments, tax expense, depreciation and amortization (“Adjusted EBITDA”) (Rs.3,979 million for the three months ended June 30, 2016, as compared to Rs.9,940 million for the three months ended June 30, 2015). This was partially offset by a decrease in our working capital requirement by Rs.2,425 million during the three months ended June 30, 2016, as compared to the three months ended June 30, 2015.

Our average days’ sales outstanding (“DSO”) as at June 30, 2016, March 31, 2016 and June 30, 2015, based on the most recent quarter’s sales, were 97 days, 99 days and 101 days, respectively.

Investing Activities

Our investing activities resulted in a net cash inflow of Rs.8,745 million and a net cash outflow of Rs.4,636 million for the three months ended June 30, 2016 and 2015, respectively. This increase in net cash inflow of Rs.13,381 million was primarily due to:

•

Rs.7,936 million paid to UCB for the acquisition of a select portfolio of established products business during the three months ended June 30, 2015 (Refer to Note 4 of our unaudited condensed consolidated interim financial statements for further details);

•

Rs.3,159 million (U.S.$47.5 million) paid to XenoPort, Inc. for the acquisition of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity which forms a part of our Proprietary Products segment during the three months ended June 30, 2016 (refer to Note 30 of these unaudited condensed consolidated interim financial statements for further details);

•

Rs.1,148 million (U.S.$17 million) paid to Ducere Pharma LLC for purchase of portfolio of OTC brands which forms a part of our Global Generics segment during the three months ended June 30, 2016 (refer to Note 31 of these unaudited condensed consolidated interim financial statements for further details);

•

an increase by Rs.10,289 million during the three months ended June 30, 2016, as compared to the three months ended June 30, 2015, in the proceeds from redemption of investments in mutual funds and fixed deposits having an original maturity of more than three months; and

•	a net increase in amounts spent on property, plant and equipment by Rs.667 million during the three months ended June 30, 2016, as compared to the three months ended June 30, 2015.

Financing Activities

Our financing activities resulted in a net cash outflow of Rs.12,292 million and Rs.3,168 million for the three months ended June 30, 2016 and 2015, respectively.

During the three months ended June 30, 2016, we bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs.15,694 million (refer to note 16 of these unaudited condensed consolidated interim financial statements for further details). Further, we had taken net short-term borrowings of Rs.3,538 million during the three months ended June 30, 2016.

In comparison, during the three months ended June 30, 2015, we repaid long term borrowings of Rs.2,572 million, which primarily consisted of the third installment of the long term borrowings drawn by our Swiss subsidiary and the entire amount of the long term borrowing of our U.K. subsidiary. Further, we also repaid short-term borrowings of Rs.318 million during the three months ended June 30, 2015.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of June 30, 2016:

Debt	Principal Amount		Currency	Interest Rate
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Packing credit borrowings (short term)	U.S.$320	Rs.21,604	USD EURO RUB	LIBOR + (5) to 15 bps LIBOR + 5 to 7.5 bps 10.65% to 11.57%
Other short-term borrowings	75	5,064	USD	LIBOR + 40 to 60 bps
Long-term borrowings	150	10,129	USD	LIBOR + 125 bps

ITEM 4. OTHER MATTERS

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of our subsidiaries in the U.S., received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. Compliance with the CID is ongoing, and we understand that the investigation is continuing.

Subpeona duces tecum from the Office of the Attorney General, California

On November 3, 2014, Dr. Reddy’s Laboratories, Inc. received a subpoena duces tecum to appear before the Office of the Attorney General, California (the “California AG”) and produce records and documents relating to the pricing of certain products. A set of five interrogatories related to pricing practices was served as well. Compliance with the subpoena is ongoing, and we understand that the investigation is continuing.

Subpoenas from the Division of the U.S. Department of Justice (“DOJ”) and the office of the Attorney General for the State of Connecticut

On July 6 and August 7, 2016, one of our subsidiaries received subpoenas from the DOJ and the office of the Attorney General for the State of Connecticut, respectively, seeking information relating to the marketing, pricing and sale of certain of our generic products and any communications with competitors about such products. We intend to fully cooperate with these inquiries.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: August 11, 2016	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary